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                         October 23, 2020

       Nathan Mazurek
       Chief Executive Officer
       Pioneer Power Solutions, Inc.
       400 Kelby Street, 12th Floor
       Fort Lee, New Jersey 07024

                                                        Re: Pioneer Power
Solutions, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 20,
2020
                                                            File No. 333-249569

       Dear Mr. Mazurek:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Asia
Timmons-Pierce at 202-551-3754 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing